UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of DryShips Inc. (the "Company") dated August 24, 2011: DryShips Inc. and OceanFreight Inc. Announce That DryShips Acquires Majority of OceanFreight Shares.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 24, 2011	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 1

DRYSHIPS INC. AND OCEANFREIGHT INC. ANNOUNCE THAT DRYSHIPS
ACQUIRES MAJORITY OF OCEANFREIGHT SHARES

ATHENS, GREECE – August 24, 2011 – DryShips Inc. (NASDAQ: DRYS) and OceanFreight Inc. (NASDAQ: OCNF) announced today that DryShips has acquired 3,000,856 shares of OceanFreight Inc. The shares were acquired from entities controlled by Mr. Anthony Kandylidis, the CEO of OceanFreight, under a purchase agreement entered into on July 26, 2011. These shares represent a majority of the outstanding shares of OceanFreight. The consideration paid by DryShips for each OceanFreight share consisted of (x) $11.25 in cash and (y) 0.52326 shares of common stock of Ocean Rig UDW Inc, par value of $0.01 per share, with cash paid in lieu of fractional shares. The total consideration paid for those shares was $33,759,671.08 in cash and 1,570,226 shares of Ocean Rig common stock.

The Ocean Rig shares so transferred were outstanding shares held by DryShips. As a result of this transaction, DryShips' percentage ownership of Ocean Rig was reduced from approximately 78% to approximately 77%.

DryShips has agreed to vote the OceanFreight shares that it acquired in favor of the merger of OceanFreight with a subsidiary of DryShips, as contemplated by the merger agreement signed by DryShips and OceanFreight on July 26, 2011. DryShips holds sufficient OceanFreight shares to approve the merger. In that merger, DryShips will acquire the remaining outstanding shares of OceanFreight for per share consideration consisting of $11.25 in cash and 0.52326 shares of Ocean Rig, with cash paid in lieu of fractional shares. This is the same per share consideration that DryShips paid for the shares it acquired from entities controlled by Mr. Anthony Kandylidis. The merger is expected to close in the fourth quarter of 2011.

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 4 of which remain to be delivered to Ocean Rig during 2011 and 2013.  DryShips owns a fleet of 36 drybulk carriers (including newbuildings), comprising 8 Capesize, 26 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips' common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

About OceanFreight

OceanFreight is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of 6 vessels, comprised of 6 drybulk vessels (4 Capesize and 2 Panamaxes) and has contracted to purchase 5 newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF."

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 4 of which remain to be delivered to the company during 2011 and 2013.

Ocean Rig's common stock currently trades on the OTC market maintained by the Norwegian Association of Stockbroking Companies under the symbol "OCRG."

Forward-Looking Statement

Matters discussed in this release constitute forward-looking statements.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of the transaction to close, the  failure to satisfy  strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips and OceanFreight with the U.S. Securities and Exchange Commission.

Important Information

In connection with the merger of OceanFreight into a subsidiary of DryShips, Ocean Rig UDW Inc. will file a registration statement with the Securities and Exchange Commission pursuant to which the Ocean Rig shares to be paid by DryShips as merger consideration in the proposed acquisition by DryShips of OceanFreight will be registered. Investors are urged to read the registration statement (including all amendments and supplements to it) because it will contain important information regarding the Ocean Rig shares and the transaction.  Investors may obtain free copies of the registration statement when it becomes available, as well as other filings containing information about DryShips, Ocean Rig and OceanFreight, without charge, at the SEC's Web site (www.sec.gov).

Contact:

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com